UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Montana Technologies Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

612160101

(CUSIP Number)

Patrick Eilers

C/O Montana Technologies Corporation

34361 Innovation Drive

Ronan, MT 59864

312-961-6605

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 612160101	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Patrick C. Eilers
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,647,217
	8	Shared Voting Power 6,827,969
	9	Sole Dispositive Power 1,647,217
	10	Shared Dispositive Power 6,827,969
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,827,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person IN

CUSIP No. 612160101	13D	Page 3 of 6 Pages

1	Names of Reporting Persons Transition Equity Partners, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,827,969
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,827,969
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,827,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 612160101	13D	Page 4 of 6 Pages

1	Names of Reporting Persons TEP Montana, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 612160101	13D	Page 5 of 6 Pages

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 21, 2024, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of Class A common stock, par value $0.0001 per share (the “ Class A Common Stock”), of Montana Technologies Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 55,767,670 shares of Class A Common Stock outstanding as of June 25, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Patrick C. Eilers	8,475,186	15.2%	1,647,217	6,827,969	1,647,217	6,827,969
Transition Equity Partners, LLC	6,827,969	12.2%	0	6,827,969	0	6,827,969
TEP Montana, LLC	0	0%	0	0	0	0

The amounts reflected in the table above consist of (i) 6,827,969 shares of Class A Common Stock held of record by the Sponsor and (ii) 1,647,217 shares of Class A Common Stock held of record by Mr. Eilers.

The Sponsor is controlled by its managing members, TEP and XMS XPDI Sponsor II Holdings LLC, a Delaware limited liability company.

Mr. Eilers is the managing partner of TEP, which is one of the managing members of the Sponsor. As a result, Mr. Eilers may be deemed to share beneficial ownership over the securities held by the Sponsor, but he disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(c)	On July 24, 2024, TEP Montana made a pro-rata distribution in-kind of all of the shares of Class A Common Stock held of record by it to its members for no consideration, as a result of which Mr. Eilers acquired 1,647,217 shares of Class A Common Stock.

(d)	None.

(e)	Following the pro-rata distribution described in Item 5(c) above, TEP Montana ceased to beneficially own any shares of Class A Common Stock.

CUSIP No. 612160101	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024

Patrick C. Eilers

/s/ Patrick C. Eilers

Transition Equity Partners, LLC

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Partner

TEP Montana, LLC

By: Transition Equity Partners, LLC
Its: Managing Member

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Partner